Exhibit 99.1

Bulldog Investors, LLC,
250 Pehle Ave., Suite 708,
Saddle Brook, NJ 07663
201-881-7100 // pgoldstein@bulldoginvestors.com

March 29, 2016

Gary F. Mazzucco, Independent Director
Brian W. Clymer, Independent Director
Steven M. Kramer, Independent Director
Steven R. Curts, Independent Director
Camille S. Andrews, Independent Director
Alan S. Fellheimer, Independent Director
Craig L. Martin, Independent Director
Hill International, Inc.
One Commerce Square
2005 Market Street, 17th Floor
Philadelphia, Pa 19103

Dear Independent Directors:

As you know, last year Hill defended and lost a lawsuit to allow our affiliate to nominate candidates and present proposals at the annual meeting of shareholders. Hill’s legal expenses likely totaled well in excess of $1 million including a $400,000 payment to our affiliate’s counsel.

It is possible that not all of you fully appreciate that you have a fiduciary duty to refuse to approve any corporate action that has no legitimate business purpose or that is intended to interfere with shareholders’ voting rights. As set forth in Aprahamian v. HBO & Co., 531 A.2d 1204, (Del. Ch. 1987):

The corporate election process, if it is to have any validity, must be conducted with scrupulous fairness and without any advantage being conferred or denied to any candidate or slate of candidates. In the interests of corporate democracy, those in charge of the election machinery of a corporation must be held to the highest standards in providing for and conducting corporate elections.

Also, see International Banknote Co. v. Muller, 713 F.Supp. 612, 623 (S.D.N.Y. 1989) (“Courts have consistently found that corporate management subjects shareholders to irreparable harm by denying them the right to vote their shares or unnecessarily frustrating them in their attempt to obtain representation on the board of directors.”) Moreover, because “the shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests... the deferential business judgment rule does not apply to board acts taken for the primary purpose of interfering with a stockholder’s vote, even if taken advisedly and in good faith.” Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651 (Del.Ch.1988).

As you know, we recently gave formal notice of our intent to nominate candidates for directors and present several proposals for a vote at the 2016 annual meeting of shareholders.

Surely, it is in in Hill’s interest to avoid the sort of wasteful litigation that occurred last year. While we understand that some of you may disagree with our prescriptions for enhancing shareholder value, all we ask is that you fulfill your duty to afford Hill’s shareholders a fair opportunity to exercise their franchise rights. To that end, we would like to arrange a brief in person or telephonic meeting with the independent directors to discuss the ground rules for the 2016 annual meeting to ensure that it is conducted fairly.

We urge you to discuss this matter with your fellow independent directors and ask that you get back to us to schedule a meeting. We look forward to your prompt response. Thank you.

Very truly yours,

/S/ Phillip Goldstein

Phillip Goldstein
Member